03041056

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2004

SEC FILE NUMBER
8-47286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1122 Lady Street, Suite 720
(No. and Street)

Columbia (City) SC (State) 29201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexis P. Kisteneff
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Kirkland & Beauston, LLP
(Name – *if individual, state last, first, middle name*)

150 Ninth Street, (Address) West Columbia (City) SC (State) 29169 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexis P. Kisteneff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Capital Markets, Inc., as of February 27, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Signature

President
Title

SCD 00418996 I 4-15-03

My Commission Expires June 12, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia Capital Markets, Inc.

Financial Statements and Independent Auditors' Report

As of and for the years ended December 31, 2003 and 2002

Columbia Capital Markets, Inc.

Financial Statements and
Independent Auditors' Report

As of and for the years ended
December 31, 2003 and 2002

Table of Contents

MOORE KIRKLAND & BEAUSTON L.L.P.
Certified Public Accountants & Consultants
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Board of Directors
Columbia Capital Markets, Inc.
Columbia, South Carolina

We have audited the accompanying statements of financial condition of Columbia Capital Markets, Inc. (an S Corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Columbia Capital Markets, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Moore Kirkland & Beauston L.L.P.

Moore Kirkland & Beauston L.L.P.
West Columbia, South Carolina
February 19, 2004

150 North Ninth Street West Columbia, SC 29169 Phone (803) 791-7472 Fax (803) 796-1168
P.O. Box 1036 110 W. Pinewood Avenue Hartsville, SC 29551 Phone (843) 332-1335 Fax (843) 332-9010
1616 Ashley River Road Charleston, SC 29407 Phone (843) 766-5010 Fax (843) 766-5768
3447 Pelham Road Suite 102 Greenville, SC 29615 Phone (864) 288-8000 Fax (864) 288-8449
www.mkbcpa.com

Columbia Capital Markets, Inc.
Statements of Financial Condition
As of December 31,

	2003	2002
Assets		
Current Assets:		
Cash	$ 3,225	$ 2,393
Deposits with clearing organization	25,000	25,000
Prepaid expenses	1,667	1,965
Total Current Assets	29,892	29,358
Furniture and Equipment, net	10,027	3,529
Total Assets	$ 39,919	$ 32,887
Liabilities and Stockholder's Equity		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 1,658	$ 4,593
Accrued payroll	2,160	2,338
Total Current Liabilities	3,818	6,931
Stockholder's Equity		
Common stock, $10 par value; 100,000 shares authorized; 60,700 shares -2003 and 51,300 shares -2002, issued and outstanding	607,000	513,000
Accumulated deficit	(570,899)	(487,044)
Total Stockholder's Equity	36,101	25,956
Total Liabilities and Stockholder's Equity	$ 39,919	$ 32,887

See accompanying notes and independent auditors' report

Columbia Capital Markets, Inc.
Statements of Operations
For the Years Ended December 31,

	2003	2002
Revenues:		
Fees	$ 256,039	$ 510,434
Interest	281	413
Total revenues	256,320	510,847
Expenses:		
Salaries	45,170	125,548
Consulting and management fees	15,300	23,445
Dues and subscriptions	13,869	3,484
Telephone	6,977	6,608
Professional services	3,036	5,399
Assessments and fees	2,792	2,014
Other	38,031	46,805
Total expenses	125,175	213,303
Net Income	$ 131,145	$ 297,544

See accompanying notes and independent auditors' report

Columbia Capital Markets, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock			
	Number of Shares	Amount	Accumulated Deficit	Total Stockholder's Equity
Balances, December 31, 2001	$ 36,000	$ 360,000	$ (334,588)	25,412
Stock issued	15,300	153,000	-	153,000
Net income	-	-	297,544	297,544
Stockholder's distributions	-	-	(450,000)	(450,000)
Balances, December 31, 2002	51,300	513,000	(487,044)	25,956
Stock issued	9,400	94,000	-	94,000
Net income	-	-	131,145	131,145
Stockholder's distributions	-	-	(215,000)	(215,000)
Balances, December 31, 2003	60,700	$ 607,000	$ (570,899)	$ 36,101

See accompanying notes and independent auditors' report

Columbia Capital Markets, Inc.
Statements of Cash Flows
For the Years Ended December 31,

	2003	2002
Cash flows from operating activities		
Cash received from customers	$ 265,949	$ 510,434
Cash paid to suppliers and consultants	(135,755)	(211,887)
Interest received	281	413
Net cash provided by operating activities	130,475	298,960
Cash flows from financing activities		
Issuance of common stock	94,000	153,000
Stockholder's distributions	(215,000)	(450,000)
Net cash used by financing activities	(121,000)	(297,000)
Cash flows from investing activities		
Purchases of furniture and equipment	(8,643)	-
Net cash used by investing activities	(8,643)	-
Net increase in cash	832	1,960
Cash at beginning of year	2,393	433
Cash at end of year	$ 3,225	$ 2,393
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 131,145	$ 297,544
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:		
Depreciation expense	2,145	1,330
Changes in assets and liabilities:		
Other assets	297	557
Accounts payable	(5,273)	(471)
Accrued payroll	2,161	-
Net cash provided by operating activities	$ 130,475	$ 298,960

Columbia Capital Markets, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2003 and 2002

1. Summary of Significant Accounting Policies

Organization and Basis of Accounting

Columbia Capital Markets, Inc. (the "Company") was incorporated in 1994. The Company is a member of the National Association of Securities Dealers (NASD).

The Company's mission is to underwrite or privately place with investors municipal and corporate debt securities, as well as to provide financial advisory services to municipalities and corporations.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles. Revenues are recognized when earned and expenses are recognized when incurred.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method.

Gain or loss on retirement of equipment is recognized in the statements of operations when incurred. Repairs and maintenance charges that do not increase the useful lives of the furniture and equipment are charged to operations as incurred.

Income Taxes

Effective January 1, 1994, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under such election, the Company's federal and state taxable income or loss is passed through to the Company's stockholder. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

1. Summary of Significant Accounting Policies (continued)

Deposits with Clearing Organization

The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis (as defined). The amount held by the clearing organization serves as collateral for security transactions.

2. Furniture and Equipment

Furniture and equipment as of December 31, 2003 and 2002, by major classification are summarized as follows:

	2003	2002	Estimated Useful Life in Years
Furniture	$ 1,098	$ 1,098	10
Equipment	14,747	6,103	5
Total	15,845	7,201	
Less accumulated depreciation	(5,818)	(3,672)	
Furniture and equipment, net	$ 10,027	$ 3,529	

3. Operating Lease

The Company leases its office space under an operating lease agreement. Lease expense for each of the years ended December 31, 2003 and 2002, totaled approximately $ 21,000. The lease expires in August 2005, and is subject to renewal.

Future minimum lease payments required under the lease agreement as of December 31, 2003, are as follows:

Years Ending	
2004	$ 21,285
2005	14,190
Total	$ 35,475

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at a time when the Company's net capital, as defined by the Rule, is less than $5,000, or aggregate indebtedness, as defined by the Rule, exceeds 1,500 percent of net capital. As of December 31, 2003, the Company had net regulatory capital of $24,407 which was $19,407 in excess of its required net capital. As of December 31, 2003, there were no material differences in the regulatory capital as reported in the financial statements from that reported in the December 31, 2003, FOCUS regulatory report.

Prepaid expenses and furniture and equipment included in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under Rule 15c3-1.

The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provision of Paragraph (k)(2)(ii), in that the Company has never held customer securities since its incorporation.

Supplementary Information

MOORE KIRKLAND & BEAUSTON L.L.P.
Certified Public Accountants & Consultants
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Supplementary Information

The Board of Directors
Columbia Capital Markets, Inc.
Columbia, South Carolina

We have audited the accompanying financial statements of Columbia Capital Markets, Inc., as of and for the years ended December 31, 2003 and 2002, and have issued our report thereon dated February 19, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Kirkland & Beauston L.L.P.
West Columbia, South Carolina
February 19, 2004

150 North Ninth Street West Columbia, SC 29169 Phone (803) 791-7472 Fax (803) 796-1168
P.O. Box 1036 110 W. Pinewood Avenue Hartsville, SC 29551 Phone (843) 332-1335 Fax (843) 332-9010
1616 Ashley River Road Charleston, SC 29407 Phone (843) 766-5010 Fax (843) 766-5768
3447 Pelham Road Suite 102 Greenville, SC 29615 Phone (864) 288-8000 Fax (864) 288-8449
www.mkbcpa.com

Schedule I
Columbia Capital Markets, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31,

	2003	2002
Net Capital		
Total stockholder's equity	$ 36,101	$ 25,956
Deduct stockholder's equity not allowable for net capital	—	—
Total stockholder's equity qualified for net capital	36,101	25,956
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	—	—
B. Other (deductions) or allowable credits-deferred income taxes payable	—	—
Total capital and allowable subordinated liabilities	36,101	25,956
Deductions and/or charges:		
A. Non-allowable assets		
Securities not readily marketable	—	—
Exchange memberships	—	—
Furniture, equipment, and leasehold improvements, net	10,027	3,529
Prepaid expenses	1,667	1,965
Other assets	—	—
1. Additional charges for customers' and non-customers' security accounts	—	—
2. Additional charges for customers' and non-customers' commodity accounts	—	—
B. Aged fails-to-deliver	—	—
1. Number of items – None	—	—
C. Aged short security differences	—	—
1. Number of items – None	—	—
D. Secured demand note deficiency	—	—
E. Commodity futures contracts and spot commodities - proprietary capital charges	—	—
F. Other deductions and/or charges	—	—
Net capital before haircuts on securities positions	24,407	20,462
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)	—	—
A. Contractual securities commitments	—	—
B. Deficit in securities collateralizing secured demand notes	—	—
C. Trading and investment securities	—	—
1. Bankers' acceptances, certificates of deposit, and commercial paper	—	—
2. U.S. and Canadian government obligations	—	—
3. State and municipal government obligations	—	—
4. Corporate obligations	—	—
5. Stocks and warrants	—	—
6. Options	—	—
7. Other securities	—	—
D. Undue concentrations	—	—
E. Other	—	—
Net Capital	$ 24,407	$ 20,462

Schedule I (continued)
Columbia Capital Markets, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31,

	2003	2002
Aggregate indebtedness		
Items included in statement of financial condition		
Short-term bank loans (secured by customers' securities)	$ —	$ —
Drafts payable	—	—
Payable to brokers and dealers	—	—
Payable to clearing broker	—	—
Payable to customers	—	—
Other accounts payable and accrued expenses	3,819	6,931
Items not included in statement of financial condition	—	—
Market value of securities borrowed for which no equivalent value is paid or credited	—	—
Other unrecorded amounts	—	—
	—	—
Less adjustment based on special reverse bank accounts	—	—
Total aggregate indebtedness	$ 3,819	$ 6,931
Percentage of aggregate indebtedness to net capital	15.65%	33.87%
Computation of basic net capital requirement		
Minimum net capital required	$ —	$ —
Minimum dollar net capital requirement of Company	5,000	5,000
Net capital requirement	5,000	5,000
Excess net capital	19,407	15,462
Excess net capital at 100%	24,407	20,462
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003 and 2002)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 24,407	$ 23,089
Audit adjustments (net)	—	(2,627)
Net capital per above	$ 24,407	$ 20,462

Independent Auditors' Report
on Internal Control

Required by SEC Rule 17a-5

For the Years Ended December 31, 2003 and 2002

MOORE KIRKLAND & BEAUSTON L.L.P.
Certified Public Accountants & Consultants

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5

The Board of Directors
Columbia Capital Markets, Inc.
Columbia, South Carolina

In planning and performing our audits of the financial statements and supplementary information of Columbia Capital Markets, Inc. (the "Company") for the years ended December 31, 2003 and 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission "(SEC)", we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

(continued)

150 North Ninth Street West Columbia, SC 29169 Phone (803) 791-7472 Fax (803) 796-1168
P.O. Box 1036 110 W. Pinewood Avenue Hartsville, SC 29551 Phone (843) 332-1335 Fax (843) 332-9010
1616 Ashley River Road Charleston, SC 29407 Phone (843) 766-5010 Fax (843) 766-5768
3447 Pelham Road Suite 102 Greenville, SC 29615 Phone (864) 288-8000 Fax (864) 288-8449
www.mkbcpa.com

Independent Auditors' Report On Internal Control
Required By SEC Rule 17a-5

authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practice and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management and the SEC and is not intended, and should not be used by anyone other than these specified parties.

Moore Kirkland & Beauston L.L.P.

Moore Kirkland & Beauston L.L.P.
West Columbia, South Carolina
February 19, 2004